Exhibit 99.1

Suite 3400 – 555 Burrard St. Vancouver, BC V6C 2X8 Tel: (604) 696-3000 FAX: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

(All dollar amounts in United States dollars (US$))

GOLDCORP ANNOUNCES SALE OF ESCOBAL SILVER DEPOSIT

Vancouver, British Columbia – May 3, 2010 – GOLDCORP INC. (GG: NYSE; G: TSX) today announced that Goldcorp subsidiaries have entered into a definitive agreement to sell the Escobal silver deposit in Guatemala to Tahoe Resources Inc. (Tahoe), a private company headed by former Goldcorp President and Chief Executive Officer Kevin McArthur.   Under the terms of the definitive agreement, Goldcorp will receive total consideration of $505 million, consisting of Tahoe shares representing a 40% ownership position in Tahoe following Tahoe’s proposed initial public offering of common shares in Canada, and the balance in cash of at least  $230 million, depending on the final results of the offering.

“This transaction enables our shareholders to realize full value for a grass roots Goldcorp discovery that has grown into a world-class silver deposit,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “With Kevin McArthur leading a highly talented and experienced team in developing Escobal, Goldcorp looks forward to participating in the future success of this project through its ownership interest in Tahoe.  Goldcorp’s continued focus on simplifying and strengthening our gold portfolio through the sale of non-core assets has allowed us to fund our peer-leading suite of growth projects without dilution to our shareholders.  The sale of Escobal is the latest example of that strategy.”

The Escobal silver discovery is located in southern Guatemala, approximately 120 kilometers east of Goldcorp’s Marlin mine, and approximately 70 kilometers west of its Cerro Blanco development project.  Following an initial discovery of high-grade silver in mid-2007, 47,300 meters of diamond drilling in 180 holes has outlined a high-grade silver deposit consisting of an indicated resource of 130.1 million ounces, with a further 187.5 million ounces of inferred resource as at December 31, 2009.  Average grades of 580 grams per tonne silver for the indicated resource and 443 grams per tonne for the inferred resource compare favourably with major silver deposits globally.  In addition to silver, Escobal contains minor gold as well as moderate grades of lead and zinc.

The transaction has been approved by Goldcorp’s board of directors but is subject to the completion of Tahoe’s proposed initial public offering of common shares.  Closing of the transaction is expected to occur on or about June 8, 2010.   Upon completion, Goldcorp will be entitled to appoint three nominees to Tahoe’s board of directors.  Goldcorp will also be entitled to maintain its 40% proportional ownership interest in Tahoe as long as Goldcorp’s ownership in Tahoe remains above 20%.

Genuity Capital Markets acted as Goldcorp’s financial advisor and its legal advisors are Cassels Brock & Blackwell LLP.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the successful completion of the transaction, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the parties’ ability to meet all condition precedents and obtain all regulatory approvals necessary to successfully complete the transaction, including the completion of Tahoe’s proposed initial public offering; risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com